UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    001-32556

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

Financial Review for the Period ended June 30, 2007.

2.

News Release dated August 28, 2007

3.

News Release dated August 30, 2007

4.

News Release dated September 6, 2007.

5.

News Release dated September 6, 2007 (2).

6.

News Release dated September 12, 2007.

7.

News Release dated September 25, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: October 15, 2007	By: /s/ Simon Ridgway Simon Ridgway President and Director

#

FINANCIAL REVIEW

Second Quarter Ended June 30, 2007

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2007.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	June 30, 2007	December 31, 2006
ASSETS

CURRENT
Cash and cash equivalents	$ 1,883,820	$ 933,697
Marketable securities (Note 3)	6,709,528	9,023,890
Advances and other receivables	122,074	838,139
GST receivable	17,131	13,688
Due from related parties (Note 6)	108,630	147,870
Prepaid expenses and deposits	100,955	96,744

	8,942,138	11,054,028
PROPERTY & EQUIPMENT	235,601	330,962
MINERAL PROPERTIES	14,775,501	13,438,248

	$23,953,240	$24,823,238

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 220,480	$ 213,689
Due to related party (Note 6)	-	10,510
	$ 220,480	$ 224,199

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 7)	42,486,069	42,486,069
CONTRIBUTED SURPLUS	3,563,487	3,443,487

	42,486,069	45,929,556
DEFICIT	(22,351,290)	(21,330,517)
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 12)	34,494
	23,732,760	24,599,039

	$23,953,240	$24,823,238

Nature of operations (Note 1)

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENT OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended		Six Month Period Ended
	June 30,		June 30,
	2007	2006	2007	2006

EXPENSES
Amortization	$ 15,169	$ 10,572	$ 26,033	$ 23,347
Consulting fees	10,400	10,015	41,762	6,942
Donations	349	-	824	-
Geological costs	3,464	1,115	2,887	1,115
Legal and accounting fees	10,096	14,985	10,096	26,552
Management fees & salaries (Note 6)	15,000	15,000	30,000	30,000
Non-cash compensation charge (Note 7)	120,000	-	120,000	1,230,750
Office and miscellaneous	15,017	11,347	30,630	20,030
Public relations	20,597	34,696	53,402	51,741
Rent and utilities	5,619	6,974	11,986	13,779
Repair and maintenance	1,003	-	2,199	-
Salaries and wages (Note 6)	45,569	32,938	76,804	67,335
Telephone and fax	3,352	3,663	6,196	6,598
Transfer agent and regulatory fees	4,920	5,080	12,436	13,240
Travel and accommodation	17,283	20,275	44,238	29,992

	287,836	166,660	469,491	1,521,421

OTHER INCOME (EXPENSES)
Foreign currency exchange	(568,083)	(7,610)	(555,373)	(18,087)
Loss on uncollectible receivable	-	-	(22,172)	-
Loss on disposal of asset	(63,436)	-	(63,436)	-
Interest income	10,543	13,051	73,499	115,188
Other income	3,735	5,710	16,201	15,185
Write off of deferred exploration costs	-	-	-	(307,861)
	(617,242)	11,151	(551,282)	(195,575)
NET LOSS FOR THE PERIOD	(905,078)	(155,509)	(1,020,773)	(1,716,996)

Deficit, beginning of the period	(21,446,212)	(18,328,198)	(21,330,517)	(16,766,711)

Deficit, end of the period	$(22,351,290)	$(18,483,707)	$(22,351,290)	$(18,483,707)

LOSS PER SHARE	$ (0.02)	$ (0.00)	$ (0.02)	$ (0.03)

NUMBER OF WEIGHTED AVERAGE SHARES	53,385,988	53,006,043	53,385,988	52,935,988

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three month period ended June 30, 2007	Six month period ended June 30, 2007

NET LOSS	$ (905,078)	$ (1,020,773)

Other comprehensive income, net of tax
Unrealized gain/ (loss) on available for sale marketable securities	(30,653)	(1,942)

COMPREHENSIVE LOSS	$ (935,731)	$ (1,022,715)

(See Accompanying Notes)

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended		Six Month Period Ended
	June 30,		June 30,
	2007	2006	2007	2006
OPERATING ACTIVITIES
Net (loss) income for the period	$(905,078)	$(155,509)	$(1,020,773)	$(1,716,996)
Items not involving cash
Loss from settlement of old debt	29,578	-	22,172	-
Amortization	15,169	10,572	26,033	23,347
Loss from disposal of asset	63,436	-	63,436	-
Realized and unrealized foreign exchange	10,063	-	10,063	-
Write-off of deferred exploration costs	-	-	-	307,861
Non-cash compensation charge (Note 7)	120,000	-	120,000	1,230,750
	(666,832)	(144,937)	(779,069	(155,038)

Changes in non-cash working capital items	1,188,178	367,466	715,202	94,649

	521,346	222,529	(63,867)	(60,389)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	-	51,000	-	51,000

INVESTING ACTIVITIES
Marketable securities	1,007,095	1,008,949	2,356,263	1,208,556
Due to related parties (Note 6)	(9,896)	139	(10,510)	(34,634)
Due from related parties (Note 6)	27,014	27,856	39,240	69,659
Expenditures on deferred exploration costs	(825,311)	(544,859)	(1,337,253)	(1,210,176)
Purchase of property & equipment	(29,819)	(2,352)	(33,750)	(4,636)
	169,083	489,733	1,013,990	28,769
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	690,429	763,262	950,123	19,380

Cash and cash equivalents- beginning of period	1,193,391	679,672	933,697	1,423,554

CASH AND CASH EQUIVALENTS – END OF PERIOD	$1,883,820	$1,442,934	$1,883,820	$1,442,934

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 6

(See Accompanying Notes)

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala	Nicaragua		Mexico		Other	Ecuador	Peru
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Cerro Colorado	General Exploration	Period Ended June 301, 2007	Year Ended December 31, 2006

ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ 4,142,864	$ -	$ -	$ -	$ -	$ -	$ 113,130	$ -	$ 4,255,994	$ 3,986,273

Cash	-	-	5,863	-	-	-	-		5,863	391,325

Write-off Acquisition Costs	-	-	-	-	-	-	-		-	(121,604)
BALANCE – END OF PERIOD	4,142,864	-	5,863	-	-	-	113,130		4,261,857	4,255,994

DEFERRED EXPLORATION COSTS
BALANCE – BEGINNING OF PERIOD	$ 5,753,974	$ 682,117	$ 2,737,301	$ -	$ -	$ 4,129	$ 4,734	$ -	$ 9,182,255	$ 9,745,591

Property Payment/Investigation	-	-	1,240	-	-	-	-	-	7,990	41,680
Automobile	6,382	20,360	16,536	10,025	263	-	-	-	53,565	97,027
Camp, food and supplies	8,018	10,746	12,682	9,306	216	-	805	-	41,773	85,141
Drafting, maps and printing	88	687	318	4,095	1,897	-	-	-	7,086	10,449
Exploration administration	3,014	5,056	26,784	919	-	-	-	72	35,845	56,347
Foreign Exchange	(37)	642	520	742	-	-	-	-	1,867	-
Environment	-	-	4,239	-	-	-	-	-	4,239	6,641
Geochemistry	-	3,689	63	20,578	-	-	-	-	24,330	252,321
Geological consulting (Note 6)	32,535	77,949	51,299	138,122	23,250	-	8,574	24,700	356,429	896,503
Other consulting	13,242	2,274	11,522	24,175	-	-	-	-	51,213	125,761
Legal and accounting	3,940	8,444	3,120	30,408	2,125	-	-	-	48,038	82,373
Licenses, rights and taxes	5,325	5,412	73,036	13,702	59,880	-	-	-	157,355	126,357
Linecutting & trenching	52,202	2,662	1,395	1,301	-	-	-	-	57,561	37,140
Underground development	221,857	-	-	-	-	-	-	-	221,857	-
Materials	5,763	2,857	5,432	647	-	-	-	-	14,700	17,850
Maintenance	1,398	1,112	4,923	408	-	-	-	-	7,840	16,839
Miscellaneous	2,048	466	441	453	-	-	-	-	3,409	10,547
Medical expenses	4,325	2,573	2,512	2,570	376	-	-	-	12,356	36,532
Rent and utilities	16,081	6,615	9,049	3,959	-	-	-	-	35,704	83,575
Rental equipment	-	26	6,256	-	-	-	-	-	6,282	14,645
Salaries and wages	21,601	21,126	25,509	14,121	-	-	-	-	82,357	194,944
Shipping	185	648	1,035	4,036	-	-	-	-	5,903	18,550
Telephone and communications	2,715	4,911	6,451	4,447	-	-	-	177	18,700	38,517
Travel and accommodation	10,263	13,278	12,530	17,780	-	-	3,253	17,887	74,991	118,122
	410,945	191,533	276,891	301,794	88,008	-	19,382	42,836	1,331,389	2,367,861
Write-off Exploration Costs	-	-	-	-	-	-	-		-	(2,931,198)

BALANCE – END OF PERIOD	6,164,919	873,650	3,014,192	301,794	88,008	4,129	24,116	42,836	10,513,644	9,182,254

TOTAL MINERAL PROPERTIES - END OF PERIOD	$10,307,783	$ 873,650	$ 3,020,054	$ 301,794	$ 88,008	$ 4,129	$ 137,246	$ 42,836	$ 14,775,501	$ 13,438,248

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties located primarily in Central and South America. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production or disposition thereof.

2.

Basis of Presentation

Management has prepared the period ending June 30, 2007 interim consolidated financial statements of the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. The financial statements have, in management’s opinion, been properly prepared using careful judgement and within the framework of the significant accounting policies summarized below.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

i)

Minerales Sierra Pacifico S.A. and Exploraciones Mineras de Guatemala S.A., companies incorporated under the laws of Guatemala;

ii)

Minerales de Nicaragua S.A. and Desarrollo Geologico Minerao, S.A., companies incorporated under the laws of Nicaragua;

iii)

Recursos Del Cibao, S.A., a company incorporated under the laws of the Dominican Republic;

iv)

Radius Panamá Corporation, Weltern Resources Corp. and Corporación Geológica de Panamá, companies incorporated under the laws of Panamá.

v)

Radius (Cayman) Inc. and Pavon (Cayman) Inc., companies incorporated under the laws of Cayman Island; and

vi)

Geometalos Del Norte-Geonorte, a company incorporated under the laws of Mexico.

All significant inter-company transactions have been eliminated upon consolidation.

3.

Change in Accounting Policies

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 (Note 12) for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

3.

Change in Accounting Policies (cont’d)

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

4.

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred.  Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

5.

Property and Equipment

	Six months ended June 30, 2007
	Cost	Accumulated Amortization	Disposal	Net

Land	$ 103,077	$ -	$ 103,077	$ -
Leasehold improvements	15,322	14,950		372
Trucks	214,615	137,846		76,769
Computer equipment	98,824	55,302		43,522
Furniture and equipment	173,799	82,975		90,824
Geophysical equipment	36,446	13,417		23,029
Website	4,800	3,716		1,084

	$ 646,883	$ 308,205	$ 103,077	$ 235,601

	Year ended December 31, 2006
	Cost	Accumulated Amortization	Net

Land	$ 103,077	$ -	$ 103,077
Leasehold improvements	15,322	13,147	1,905
Trucks	195,765	122,427	73,338
Computer equipment	87,305	49,219	38,086
Furniture and equipment	170,511	82,725	87,786
Geophysical equipment	36,445	10,942	25,503
Website	4,800	3,533	1,267

	$ 613,225	$ 282,263	$ 330,962

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

6.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the six months ended June 30,
	2007	2006
Expenses
Management fees	$ 30,000	$ 30,000
Consulting	10,400	-
Salaries and benefits	48,035	42,294
Mineral property costs:
Geological consulting fees	65,250	93,995

	$ 153,685	$ 166,289

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $43,266 (Dec. 31, 2006: $20,193)due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $108,630 (Dec. 31, 2006: $147,870) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $2,646  (Dec. 31, 2006: $17,570)payable to a company with a common director and to an officer of the Company.

Due to related parties is $nil (Dec. 31, 2006: $10,510) which are the amounts due to a company which have a common director with the Company and arose from shared administrative costs.

7.

Share Capital

Escrow Shares

As at June 25, 2007, all of the  375,000 common shares held in escrow (December 31, 2006: 375,000) were released..

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2007		December 3
	Number of Options	Weighted Average Exercise Price	Number of Options

Outstanding, beginning of period	3,475,000	$0.70	2,558,332

Expired Unexercised	(230,000)	0.70	(1,743,332)
	(20,000)	0.68
	(50,000)	1.00
	(150,000)	0.52

Granted	1,025,000	0.52	2,735,000
	50,000	0.56
	50,000	0.62

Exercised	-	-	(75,000)

Outstanding, end of period	4,150,000	$0.66	3,475,000

At June 30, 2007, there were 4,150,000 stock options outstanding entitling the holders thereof the right to purchase one common share for each purchase option held:

Number	Exercise Price($)	Expiry Date

100,000	0.70	Sept 26, 2007
670,000	0.68	Jan 7, 2008
2,045,000	0.70	Feb 21, 2011
875,000	0.52	Apr 16, 2012
50,000	0.56	Apr 22, 2012
50,000	0.62	May 31, 2012
4,150,000

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities.  The fair value of all share purchase options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. The non-cash compensation charge for the six months ending June 30, 2007 of  $120,000 (June 30, 2006 $1,230,750) is associated with the granting of options to consultants and employees.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

7.

Share Capital (cont’d)

Share Capital

Authorized:
Unlimited common shares without par value

Issued:	Number of Shares		Price Per Share $	Amount $

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000
Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance December 31, 2006 & June 30, 2007	53,385,988			42,486,069

8.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

9.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

10.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Panama, Ecuador, and Mexico.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

10.

Segmented Information (cont’d)

Details of identifiable assets by geographic segments are as follows:

	Six Months Ended	Year Ended
	June 30, 2007	December 31, 2006

Total Assets
Canada	$8,123,332	$ 10,787,157
Caymans	618,263	85,195
Ecuador	137,246	117,864
Guatemala	10,433,532	10,017,783
Nicaragua	4,164,913	3,705,119
Mexico	474,060	108,325
Other	1,894	1,795
	$ 23,953,240	$ 24,823,238

Property & Equipment
Canada	$ 42,740	$ 34,874
Guatemala	44,383	55,220
Nicaragua	129,528	218,416
Mexico	18,949	22,453
	$ 235,601	$ 330,963

Resource Properties Acquisition
Ecuador	$ 113,130	$ 113,130
Guatemala	4,142,864	4,142,864
Nicaragua	5,863	-
	$ 4,261,857	$ 4,255,994

Deferred Exploration Costs
Ecuador	$ 24,116	$ 4,734
Canada	4,129	4,129
Guatemala	6,164,919	5,753,973
Peru	42,836
Mexico	389,802	-
Nicaragua	3,887,842	3,419,418
	$ 10,513,644	$ 9,182,254

11.

Financial Instruments

a)

Credit risk:

For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

b)

Foreign currency risk:

The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at June 30, 2007, cash totalling $1,631,084 (Dec. 31, 2006 - $336,559) was held in US dollars, $127,506 (Dec. 31, 2006 - $8,450) in Nicaragua Cordoba, $24,780 (Dec. 31, 2006 - $2,415) in Guatemala Quetzal and $61,264 (Dec. 31, 2006 - $20,001) in Mexican Pesos.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

For the six month period ended June 30, 2007

Expressed in Canadian Dollars

12.

Accumulated Other Comprehensive Income

June 30, 2007

Balance at December 31, 2006	$ -
Cumulative impact of accounting changes	36,436

Adjusted balance January 1, 2007	36,436
Unrealized gain on available for sale marketable securities	(1,942)

Balance at June 30, 2007	$ 34,494

#

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2007

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2007.  The following information, prepared as of August 27, 2007, should be read in conjunction with the June 30, 2007 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2007 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Latin America.  In some instances joint venture partners are found to advance the projects following discovery.  The Company has a portfolio of projects in Guatemala, Ecuador, and southern Mexico, with its current focus on properties in Nicaragua and Peru.

Nicaragua

Natividad

During 2006 the Company’s Natividad project, located in Central Nicaragua, was advanced through a joint venture with Meridian Gold Inc.  Meridian expended over US$4.0 million on the property, and completed drill testing on various zones through the project.  Overall, the results from the drill campaigns were disappointing and failed to extend the mineralized shoots intersected in initial drilling.  Strong veining with highly favourable textures was intersected but results generally failed to exceed 2 g/t gold.

In January, 2007, Meridian completed its work at Natividad.  No further results of interest were received and Meridian informed Radius that it was withdrawing from the Natividad joint venture once the camp and drill pads have been rehabilitated.  This work is near completion and the property and all data acquired by Meridian during the term of the joint venture will be returned to Radius.

#

San Pedro

Radius is continuing to market the San Pedro project but no further field work has been completed during the period. San Pedro is a large epithermal gold system and management is optimistic that a joint venture partner will be found to advance this prospect.

India Norte

India Norte is a potentially significant vein system in northwest Nicaragua owned 100% by Radius and lies close to the historic La India mining camp approximately 70 km from Managua.  The Company has identified a series of quartz veins and stock work zones associated with a cluster of rhyodacite domes approximately 5 km north of the La India vein system.   Radius has defined a north-west trending mineralized structure over 2.5 km long with gold-mineralized stock works up to 30 m in true width locally.  Initial trench sampling returned low to moderate grade gold results but over significant widths.

There is reason to believe that the Company’s work to date has identified the upper parts of an extension to the formerly productive La India vein system. In La India mining camp the productive zone of the veins mined ranges from an elevation of 500 m ASL down to as low as 50 m ASL.  The trenches sampled by Radius at India Norte are from well above that elevation, ranging from 550m ASL to over 700m ASL, indicating significant potential for economic gold-bearing veins at deeper levels.   A drill plan has been prepared and a drill permit application has been filed with the relevant authorities.  The Company is looking for a joint venture partner to advance the property.

Northern Autonomous Region

Reconnaissance work comprising stream sediment sampling and prospecting programs undertaken in the first quarter of 2007 identified several areas of interest in the Region Autonoma Atlantico Norte (“RAAN”). Two new exploration concessions, the Trébol and Ampola claims, were successfully granted to Radius and exploration work recently commenced at the Trébol property. Initial trench sampling results have been reported (see press release dated May 29, 2007) and included assays of 18.0m @ 1.34 g/t Au (TRSD-03), and 10.5m @ 9.1 g/t Au (TRSD-04) which included 0.75m @ 13.1 g/t Au and 0.75m @ 66.2 g/t Au with abundant visible gold observed associated with manganese and iron oxides.

Due to dense soil and vegetation cover, rock exposures at Trébol are restricted to boulders and outcrops that form a trend of low-lying ridges that can be traced over several kilometers. Mineralization is associated with a range of silicification textures including chalcedonic banded/colloform quartz veining, breccias and stockworks, typical of low sulphidation epithermal systems.

The Company is highly encouraged by the initial results at Trébol and believes that the property has the potential to host a major epithermal vein system. In view of the vegetation and soil cover, the Company is undertaking a systematic approach over the region comprising mapping, geochemistry and further trenching to help define the limits of the gold-bearing epithermal system.

The Trébol property is located in a remote region of northern Nicaragua where environmental and social issues are being considered at every stage of the exploration work, and Radius is working closely with the local communities to ensure support for the work. Several other claim applications in this region are pending.

#

Guatemala

Tambor

The Tambor Properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

In early 2007 permits were obtained and underground exploration commenced at the Tambor project by way of an exploration drift to access the high grade gold zones at Guapinol. The primary objective of the underground work is to better understand the structural controls on the quartz-gold mineralization and hence the potential to develop additional resources. In July 2007, the exploration adit intersected the target vein as planned 202.1m into the hill side (see Company press release dated 18 July 2007). The width of the vein exposure in the tunnel was 3.2m, with a dip of 75º for a true width of 3.09m. Diamond drill hole PDD-03-033, first reported in Radius’s news release dated August 13, 2003, which returned 80.5g/t Au over 5.3m from a quartz vein, was clearly exposed in the roof of the tunnel. The vein was sampled and vein material collected during development is being stockpiled on surface from which a bulk sample will be prepared for metallurgical testing. Further tunnelling is planned to define the strike and grade continuity of the mineralization.

Mexico

In the fourth quarter of 2006 a reconnaissance program was commenced in the states of Chiapas and Oaxaca, and Radius has continued to actively explore the region since.  At the La Industria application located some 30km SW of Tuxtla Gutierrez, prospecting encountered sulphide float consisting of pyrrhotite and minor chalcopyrite that assayed from trace to 4.76 g/t Au. The geology of the claim area divided along a NW trend between Cretaceous calcareous package to the NE, underlain by a Triassic-Jurassic continental ferruginous sequence of conglomerates, sandstones, and siltstones, which include the Todos Santos Fm redbeds; and the Lower Paleozoic batholith to the SW. Several areas of anomalous gold and silver values in both stream sediment and rock have been identified, and applications for several concessions have been made. The float showings are associated with some collapsed workings and appear to be associated with skarnified calcareous sandstones and siltstones. Further work is ongoing to define the extent of mineralization including stream sediment sampling and mapping/trenching on this 17,700ha property.

Ecuador

In November 2006, Radius signed an option agreement with Minera Cachabi C. Ltda. (“Mineca”), an Ecuadorian company, whereby Radius may earn a 70% interest in the Cerro Colorado high sulphidation gold project in Azuay province, southern Ecuador.  Once Radius has earned its 70% interest in the project, Radius and Mineca will negotiate a joint venture agreement to develop the project.

The project lies at an elevation of 2,400 to 3,200m, and is 80km south of the city of Cuenca.  It was explored by Newmont during the 1990s, and some 800 rock chip samples were collected.  Opposition at the time by some of the local communities influenced Newmont’s decision to abandon the project in 1992.  Newmont’s work identified three priority targets:  Cerro Colorado, Reservoir, and Bola Rumi.

#

Radius’s initial work at Cerro Colorado has focused on community relations to secure permission from the local community to drill the project.  In the light of recent political uncertainty over the Ecuadorian government’s future intentions towards international mining investment, management has adopted a low key approach towards progressing Cerro Colorado.  Community liaison will continue in conjunction with on-going monitoring of the broader political climate.

Peru

In August 2007, Radius signed an option agreement to acquire 100% of the Rubi gold-silver property located in Peru, some 400 km south-east of Lima (Radius press release August 27, 2007). The property comprises seven mineral concessions totalling 3,000 hectares, covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas. On the Minas Rubi property a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Surface channel sampling of veins by Radius returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

At Virgen de Chapi, some 6 km north of Minas Rubi, a bonanza-grade Au-Ag vein system is evidenced from surface and underground workings.  Channel sampling of veins in surface outcrops gave assays from trace up to 52.5 g/t Au and 843 g/t Ag over 0.8m.  A grab sample of high grade stockpiled quartz-sulphide ore from underground workings assayed 556 g/t Au (18 oz/t Au) and 1,205 g/t Ag (39 oz/t Ag).

In the San Andres area, 1.5 km to the north of Virgen de Chapi, surface and underground workings along the Esperanza-Espanola vein have exposed bonanza precious metal grades over narrow widths.  Two channel samples taken by Radius in underground workings assayed 25.6 g/t Au, 932 g/t Ag over 1.0m, and 9.1 g/t Au, 450 g/t Ag over 0.9m.  A 1.6m channel sample across the same vein at surface assayed 15.8 g/t and 299 g/t Ag, with a grab sample taken from an ore stockpile from the same vein assaying 119 g/t Au and 939 g/t Ag.  The Esperanza-Espanola vein can be traced on surface for +1 kilometer. At Chirulin, some 400m north of the Esperanza-Espanola vein, mineralization as veins and vein breccias up to several metres wide is exposed in surface and underground workings.  Two underground channel samples assayed 6.2 g/t Au and 433 g/t Ag over 1.25m, and 5.4 g/t Au, and 649 g/t Ag taken over 0.9m.  The veins at San Andres and Virgen de Chapi do not generally outcrop as prominent features on surface and therefore the exploration for blind veins under cover will be an important target for exploration.  A 5 km corridor between the Rubi and Virgen de Chapi areas contains known mineralized outcrops and is an additional target for exploration.

Terms of the Agreement.   Under an agreement with Exploraciones Andinas S.A.C. (“Andinas”), a private Peruvian company, Radius can purchase 100% of the property by incurring exploration expenditures of US$1.75 million and making staged cash payments to Andinas of US$1.65 million and 450,000 shares in Radius over three years, with US$100,000 and 50,000 shares paid on signing. Radius will then have the option to purchase the claims outright by paying $4 million by the fourth anniversary, with the vendor retaining a 1.5% NSR. Additional reserves defined after this payment will be subject to a $5/oz gold equivalent payment to the vendor. Finder’s fees of $10,000 and 25,000 shares each are payable to two individuals in connection with the project.

The acquisition marks Radius’s first project in Peru, a country where numerous mines have been discovered and developed since dramatic improvements were made in the mining law in early 1990’s. Radius recently established an exploration office in Lima, and is actively reviewing opportunities within the country.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2007:

	Second Quarter Ended June 30, 2007 ($)	First Quarter Ended March 31, 2007 ($)	Fourth Quarter Ended Dec. 31, 2006 ($)	Third Quarter Ended Sept. 30, 2006 ($)	Second Quarter Ended June 30, 2006 ($)	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)	Third Quarter Ended Sept. 30, 2005 ($)
Total Income	14,278	75,422	238,352	8,335	18,760	111,612	69,162	167,825
Net Loss (Gain)	905,078	115,695	2,714,519	132,291	155,509	1,561,487	6,148,545	(3,692)
Net Loss per share	0.02	0.00	0.05	0.00	0.00	0.03	0.12	0.00

Results of Operations

For six months ended June 30, 2007, the Company had a consolidated net loss of $1,020,773 ($0.02 per share) compared to a net loss of $1,716,996 ($0.03 per share) for the six months ended June 30, 2006.  The net loss for the 2007 period is significantly less than the same period in 2006 due to large non-cash compensation and property write-off charges recorded in 2006.  The 2007 net loss also includes an asset disposal loss and a large foreign exchange loss.  Corporate expenses (not including amortization and non-cash compensation) in the 2007 period were about $56,000 greater than the amount of corporate expenses incurred in the 2006 period.  Categories of corporate expenses which were significantly higher in 2007 were consulting fees and travel.  Interest income earned in the 2007 period was less than the amount earned in 2006 due to a decrease in the amount of funds invested.

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from approximately $9.96 million at December 31, 2006 to $8.59 million at June 30, 2007.  During the six months ended June 30, 2007, the Company received income of $89,700, and spent approximately $34,000 on equipment purchases, $780,000 on corporate expenses and $1.34 million on deferred exploration costs.  Working capital at June 30, 2007 was $8.72 million compared to $10.83 million at December 31, 2006.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the six months ended June 30, 2007, $410,945 was incurred on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $274,059 for linecutting and trenching, $32,535 for geological consulting fees, and $21,126 for salaries.

Nicaragua - During the six months ended June 30, 2007, the Company incurred $474,287 in acquisition and exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $129,248 for geological consulting fees, $78,448 for licences, rights and taxes, and $46,635 for salaries.

Mexico - During the six months ended June 30, 2007, the Company incurred $389,802 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $161,372 for geological consulting fees, $73,582 for licences, rights and taxes, $32,533 for legal and accounting.

Ecuador - During the six months ended June 30, 2007, the Company incurred $19,382 in exploration costs on the Cerro Colorado Project, Ecuador.

Peru - During the six months ended June 30, 2007, the Company incurred $42,836 in exploration costs on properties in Peru, including $42,700 for geological consulting and $17,887 for travel.

Related Party Transactions

During the six months ended June 30, 2007, the Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the six months ended June 30,
	2007	2006
Expenses:
Management fees	$ 30,000	$ 30,000
Consulting	10,400	-
Salaries and benefits	48,035	42,294
Mineral property costs:
Geological consulting fees	65,250	93,995

	$ 153,685	$ 166,289

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $43,266 (Dec. 31, 2006: $20,193) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $108,630 (Dec. 31, 2006: $147,870) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $2,646 (Dec. 31, 2006: $17,570) payable to a company with a common director and to an officer of the Company.

Due to related parties is $nil (Dec. 31, 2006: $10,510) which are the amounts due to a company which have a common director with the Company and arose from shared administrative costs.

#

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

The Company’s outstanding share position as at August 27, 2007 is 53,398,488 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

#

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

100,000	$0.70	Sept. 26, 2007
670,000	$0.68	January 7, 2008
2,405,000	$0.70	February 21, 2011
875,000	$0.52	April 16, 2012
50,000	$0.62	May 31, 2012
4,100,000

Change in Accounting Policies - Financial Instruments

On January 1, 2007, the Company adopted the provisions of CICA Sections 1530 “Comprehensive Income”, 3251 “Equity”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Presentation and Disclosure”, and 3865 “Hedges” which were effective for the fiscal years beginning on or after October 1, 2006.  These sections address the classification, recognition and measurement of financial instruments and hedges in the financial statements and inclusion of other comprehensive income.

As a result of adopting these new standards at January 1, 2007, the Company recorded an unrealized gain of $36,436 for the change in accounting for financial assets classified as “available-for-sale” and measured at fair value instead of cost.  This increase is reported as a one-time cumulative effect to other comprehensive income.

The Company has made the following classifications:

The marketable securities have been classified as “available-for-sale”.  They are initially recorded at cost which is equal to their fair value.  Subsequent changes to the market value of the investments are recorded as changes to other comprehensive income.

Cash and cash equivalents, accounts receivable and prepaid expenses, due from related parties, and accounts payable and accrued liabilities have been classified as “held-for-trading”.  The fair values of these financial instruments approximate their carrying values due to their short-term nature or capacity of prompt liquidation.

#

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure and Financial Reporting Controls

Management of the Company has designed such disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management.  Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and has concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Management has also designed such internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP.

news release

NR RG6  August 28, 2007

Radius signs option to acquire the Rubi gold – silver property, Peru

Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the Company’s Peruvian subsidiary, Radius Peru S.A.C., has signed an option agreement to acquire 100% of the Rubi gold-silver property located some 400 km south-east of Lima, and 16 km east of the town of Puquio, Department of Ayacucho in south-central Peru.

The claims lie within a northwest trending belt of Neogene-age volcanic rocks that hosts several producing precious metal mines.

The property, which comprises seven mineral concessions totaling 3,000 hectares, covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called the San Andres, Virgen de Chapi and Minas Rubi areas.  Historically the Spanish mined high-grade veins in all three areas, and more recently local informal miners have mined small tonnages of gold and silver ore.  No drilling or modern exploration is known to have been carried out on the claims.  A location map and description of the project will be available shortly on the Radius website - www.radiusgold.com.

On the Minas Rubi property, located in the southern part of the claims, a series of oxidized epithermal quartz-carbonate Au-Ag veins and breccias are hosted within porphyritic andesites.  The veins outcrop on a low hill approximately 1 km x 0.5 km in area, with mineralization traceable at least 1 km to the north.  Surface pits and shallow underground workings are extensive, with numerous veins and at least three vein trends evident with individual veins at surface reaching widths of over 4m.  Surface channel sampling of veins by Radius returned assays ranging from trace to 20.8 g/t Au and 356 g/t Ag over 2m, and 3 g/t Au and 373 g/t Ag over 3.9m.

At Virgen de Chapi, some 6 km north of Minas Rubi, a bonanza-grade Au-Ag vein system is evidenced from surface and underground workings.  Channel sampling of veins in surface outcrops gave assays from trace up to 52.5 g/t Au and 843 g/t Ag over 0.8m.  A grab sample of high grade stockpiled quartz-sulphide ore from underground workings assayed 556 g/t Au (18 oz/t Au) and 1,205 g/t Ag (39 oz/t Ag).

In the San Andres area, 1.5 km to the north of Virgen de Chapi, surface and underground workings along the Esperanza-Espanola vein have exposed bonanza precious metal grades over narrow widths.  Two channel samples taken by Radius in underground workings assayed 25.6 g/t Au, 932 g/t Ag over 1.0m, and 9.1 g/t Au, 450 g/t Ag over 0.9m.  A 1.6m channel sample across the same vein at surface assayed 15.8 g/t and 299 g/t Ag, with a grab sample taken from an ore stockpile from the same vein assaying 119 g/t Au and 939 g/t Ag.  The Esperanza-Espanola vein can be traced on surface for +1 kilometer. At Chirulin, some 400m north of the Esperanza-Espanola vein, mineralization as veins and vein breccias up to several metres wide is exposed in surface and underground workings.  Two underground channel samples assayed 6.2 g/t Au and 433 g/t Ag over 1.25m, and 5.4 g/t Au, and 649 g/t Ag taken over 0.9m.  The veins at San Andres and Virgen de Chapi do not generally outcrop as prominent features on surface and therefore the exploration for blind veins under cover will be an important target for exploration.  The 5 km corridor between the Rubi and Virgen de Chapi areas contains known mineralized outcrops and is an additional target for exploration.

Prior to the commencement of exploration activities, Radius will be consulting and working with the local communities in the area to ensure support for the exploration activities.

Terms of the Agreement

Under an agreement with Exploraciones Andinas S.A.C. (“Andinas”), a private Peruvian company, Radius can purchase 100% of the property by incurring exploration expenditures of US$1.75 million and making staged cash payments to Andinas of US$1.65 million and 450,000 shares in Radius over three years, with US$100,000 and 50,000 shares paid on signing. Radius will then have the option to purchase the claims outright by paying $4 million by the fourth anniversary, with the vendor retaining a 1.5% NSR. Additional reserves defined after this payment will be subject to a $5/oz gold equivalent payment to the vendor. Finder’s fees of $10,000 and 25,000 shares each are payable to two individuals in connection with the project.

The acquisition marks Radius’s first project in Peru, a country where numerous mines have been discovered and developed since dramatic improvements were made in the mining law in early 1990’s. Peru is the world’s biggest silver producer, third largest copper and fifth largest gold producer, and continues to provide an attractive investment climate for foreign mining and exploration companies. Radius recently established an exploration office in Lima, and is actively reviewing opportunities within the country, in line with Radius’s strategy of developing a portfolio of quality precious metal projects in Central and South America.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by ALS Chemex Labs in Lima. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay and AAS with gravimetric finish for samples over 10 g/t Au. Silver was analyzed by ICP, with AAS for samples over 100 g/t Ag.

The information in this release was prepared under the supervision of Mr. Gregory Smith, a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Company’s "Qualified Person" in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG7 August 30, 2007

Radius Gold President, Simon Ridgway, Interviewed by WallSt.net

Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) will be interviewed this Friday, August 31, 2007 by WallSt.net correspondent Mike Chiavetta. The interview is scheduled for noon (Pacific time) and the audio portion will be posted on www.wallst.net later that day.

The interview will cover a general overview of the Company, management milestones and the recent Peruvian option agreement. The claims, called the Rubi gold-silver property, are in south-central Peru and include seven mineral concessions totaling 3000 hectares. Further details regarding the property and the terms of the agreement can be found in the August 28, 2007 news release on the website www.radiusgold.com.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer. The Company’s strategy is to build value for shareholders through the discovery of gold in Latin America. The Company’s portfolio of early stage exploration properties includes concessions in Mexico, Nicaragua, Guatemala, Ecuador and Peru.

About WallSt.net

WallStreet Direct, Inc., a wholly owned subsidiary of Financial Media Group, Inc., owns and operates www.wallst.net.  The Web site is a leading provider of timely business news, multimedia content, executive interviews, and research tools.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG8 September 6, 2007

Radius’ Tambor Exploration Adit Returns 74.5g/t Gold over 3.4m

Vancouver, Canada: Simon Ridgway, the President of Radius Gold ("Radius" TSX-V: RDU), would like to provide an update on the Tambor gold project. Assay results have been received for sampling of the Guapinol vein in the exploration adit at the Tambor gold project in Guatemala. The vein was sampled on both sidewalls of the adit and gave results of:

•

74.5 g/t Au over 3.40m* from the vein on the east tunnel wall (est. true width 3.28m)

•

77.7g/t Au over 2.40m from the vein on the west tunnel wall (est. true width 2.32m)

*includes 0.2m of quartz veining on HW

The sampling results are very similar to those returned in 2003 for hole DH-033 which cut 80.5g/t Au over 5.3m from the same quartz vein (see Radius’ news release dated August 13th 2003.) Crosscut CW-1, parallel to the adit and 12.35m to the west, cut the vein on the east wall of the cross cut, where it assayed

•

26.0 g/t Au over 0.9m from the vein on the east tunnel wall (est. true width 0.87m)

•

0.39 g/t Au over 2.0m from weak quartz veining on the west tunnel wall.

From crosscut CW-1 and previous drilling, it is interpreted that the vein has an easterly plunge, with its base barely intercepted in crosscut CW-1.

A second crosscut, CW-2, has been started 12.0m to the west of CW-1, which is targeting the several mineralized intervals in drill hole DH-030 including 5.8 g/t Au over 6.6m and 20.2 g/t Au over 0.5m (intercept lengths). Crosscut CW-2 is currently 9.2m deep.

The primary objective of the underground work is to better understand the main structural controls on the quartz-gold mineralization and hence the potential to develop additional resources. Plans for the next development will entail testing the vein continuity to the east of the adit, by extending the vein-parallel tunnel and driving 1 or 2 short crosscuts. An updated map and cross section of the tunnel has been posted at www.radiusgold.com .

Background

The Tambor properties host an orogenic lode gold belt, discovered by Radius in 2000 and explored by Gold Fields under joint venture until 2004.  Gold Fields drill tested the Guapinol, La Laguna, Poza del Coyote and Cliff zones and outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado (see Radius news release dated December 10th, 2003).  The new structural information may be used to further evaluate the known mineralized zones and targets within the Tambor belt.  Targets for further exploration include two parallel east-west trending +50ppb gold-in-soil anomalies over a 7km trend between Laguna North and Guapinol South.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by CAS Laboratories in Tegucigalpa, Honduras, with check assays undertaken by Acme Laboratories in Vancouver. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay, AA finish.

Qualified Person

Mr. Gregory Smith, P.Geo., a member of the Association of Professional Engineers and Geoscientists of BC , and a "Qualified Person" in accordance with National Instrument 43-101, is the Company’s Qualified Person as defined by National Instrument 43-101 and is responsible for the accuracy of this news release.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.4-million

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release news release

NR RG9 September 6, 2007

Radius grants incentive stock options

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that it has granted incentive stock options to directors, officers and employees of the Company to purchase up to an aggregate of up to 1,200,000 common shares, exercisable for five years at a price of $0.56 per share.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.4-million

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release news release

NR RG10 September 12, 2007

Radius Acquires Epithermal Gold Project in Nicaragua, and reports on impact of Hurricane Felix

Vancouver, Canada:  Simon Ridgway, President of Radius Gold Inc., is pleased to announce that the Company has expanded its ground holdings and acquired a new gold project called La Flor, located 8km south of its new Trebol discovery in northeast Nicaragua (see press release dated May 29, 2007). The La Flor project is contiguous with Radius’s Amapola and El Trebol concessions, and brings the Company’s total landholding in northeastern Nicaragua to approximately 60,000 hectares.

La Flor is an early-stage exploration project and comprises 15,605 hectares. The concession hosts several known low sulphidation quartz-adularia vein systems hosted within Tertiary-aged volcanic andesites and pyroclastic rocks. The property is located some 320 km NE of Managua and some 60 km west of the coastal town of Puerto Cabezas. An all-weather dirt road transects the central part of the property.

Subject to exchange approval, Radius has purchased a 100% interest in La Flor and will pay US$50,000 and issue 50,000 shares of the Company to Novaterra Resources Inc., a private company. Novaterra retains a 1% NSR which can be purchased by Radius for US$250,000.

The main area of known mineralization consists of at least two parallel veins spaced some 15m apart that strike northeast. The eastern-most vein, known as the Linda Ventura vein, has received most attention to date and comprises a central banded chalcedony-adularia vein approximately 6m-wide and a surrounding quartz-stockwork envelope. Three rock chip samples taken from old trenches and pits along this vein by Radius returned values of 2.6 g/t Au, 8.5 g/t Au and 8.0 g/t Au respectively, with visible gold observed by Company geologists. In addition to Linda Ventura, there are 6 other prospects on the concession, El Cabo and El Bufalo to the southwest, Truslaya, Vallejo and Osmar to the west and Ebo to the south. Truslaya, Vallejo and Osmar are within 1 kilometer of the road.

Records show that the property was explored in a cursory fashion in the 1930’s by Neptune Mining Ltd., a joint venture between Asarco and Rosario, who completed trenching along the main vein over a strike length of 800m. Although there are no records of gold production, limited underground mining took place via two vertical shafts. In 1997, some seventeen of the old trenches were re-sampled by Intrepid Minerals along the main vein. Two of the trenches gave 15.6 g/t and 21.4 g/t Au over 6.5 m, with all trenches returning an average of 3.3 g/t Au over a true width of 7.6 m along a 750m strike length. The full results of this work are not available.

#

Intrepid also undertook property-wide reconnaissance program including prospecting, stream sediment and soil sampling. A total of 70 stream sediments were collected, 14 were above detection and ranged up to 4875 ppb Au. Reconnaissance soil sampling was carried out at 100 meter intervals along 61 line-kilometers at 1 to 2 kilometer spacing. A total of 59 samples were above detection and ranged from trace up to 1,525 ppb Au. Three highly anomalous rock samples were collected, one of which returned 53.6 g/t Au. In addition, values of 32.0 and 23.0 g/t Au were collected at the same site. All of these samples are within 1.5 kilometers of the Osmar prospect.

A work program is being planned to evaluate the known vein systems by trenching and drilling. The remainder of this large concession will be explored by systematic sampling and prospecting to evaluate the other known mineralized prospects and identify new vein trends.

Hurricane Felix

Widespread damage was caused throughout northeastern Nicaragua as a result of last week’s Category 5 storm and the communities surrounding Radius’s Trebol project were severely affected, with few buildings remaining standing. Radius’s Trebol field camp was also extensively damaged. Fortunately the Company reports no injuries to field personnel.

Radius is participating in the relief effort and will be doing everything possible to help arrange supplies of aid to the affected communities. Two aid organizations that are currently receiving donations of money or goods to assist in the aid effort are:

The Caribbean Red Cross

http://www.caribbeanredcross.org/donate.htm

World Vision Canada

http://www.worldvision.ca/home/index.cfm

Qualified Person

The technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a "Qualified Person" in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

news release

NR RG11 September 25, 2007

Radius Commences Exploration at the Rubi gold – silver Property, Peru

Simon Ridgway, President of Radius Gold Inc. (TSX-V: RDU) is pleased to announce that the Company has commenced exploration on its recently acquired Rubi gold-silver property, located 16 km east of the town of Puquio, Department of Ayacucho, in south-central Peru.

A comprehensive work program comprising surface and underground mapping, trenching and geochemical sampling is being undertaken to characterize the geological setting and extent of the known high-grade veins, and identify additional target areas for exploration. On the Minas Rubi property, several of the old adits are being rehabilitated to allow for underground surveying, mapping and sampling. Land surface permissions have been agreed with local communities, and permitting has been initiated for a preliminary drill program planned for late 2007.

The Rubi property comprises 3,000 hectares and covers a 9km long north-south corridor where gold and silver-bearing veins outcrop within three broad areas called San Andres, Virgen de Chapi and Minas Rubi. Historically, the Spanish mined bonanza-grade veins in all three areas and more recently local informal miners have mined small tonnages of high grade gold and silver ore. Initial sampling results were announced in the Company’s press release dated August 28, 2007 and included:

Minas Rubi

20.8 g/t Au, 356 g/t Ag over 2m (surface sample)

3 g/t Au, 373 g/t Ag over 3.9m (surface sample)

Virgen de Chapi

52.5 g/t Au, 843 g/t Ag over 0.8m (surface sample)

556 g/t Au, 1,205 g/t Ag (grab sample of stockpile from underground)

San Andres

25.6 g/t Au, 932 g/t Ag over 1.0m (Esperanza Vein, underground sample)

15.8 g/t and 299 g/t Ag over 1.6m (Esperanza Vein, surface sample)

6.2 g/t Au and 433 g/t Ag over 1.25m (Chirulin Vein, underground sample)

No drilling is known to have been carried out on the claims, which lie within a northwest trending belt of Tertiary-age volcanic rocks that hosts several producing precious metal mines.

Under an agreement with Exploraciones Andinas S.A.C. (“Andinas”), a private Peruvian company, Radius can purchase 100% of the property by incurring exploration expenditures of US$1.75 million and making staged cash payments to Andinas of US$1.65 million and 450,000 shares in Radius on or prior to the third anniversary, with US$100,000 and 50,000 shares paid on signing. By the fourth anniversary Radius will have the option to purchase the claims outright by paying $4 million, with the vendor retaining a 1.5% NSR. Additional reserves defined after this payment will be subject to a $5/oz gold equivalent payment to the vendor. Finder’s fees of $10,000 and 25,000 shares each are payable to two individuals in connection with the project.

A more detailed description of the Rubi project, including photos, is available on the Radius website - www.radiusgold.com.

About Radius

Radius Gold is a well-funded, Canadian junior gold explorer with a portfolio of exploration properties in Mexico, Nicaragua, Guatemala, Ecuador and Peru. The Company’s strategy is to build value for shareholders by the identification, acquisition and exploration of early-stage properties that show significant potential for the discovery of gold.

Assay Protocol & Qualified Person

All sample preparation and analyses were conducted by ALS Chemex Labs in Lima. Samples were analyzed for Au, using a 30 gram pulp with Fire Assay and AAS with gravimetric finish for samples over 10 g/t Au. Silver was analyzed by ICP, with AAS for samples over 100 g/t Ag. .

The technical information in this release was prepared under the supervision of Mr. David Cass, Radius’s Vice-President of Exploration, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a "Qualified Person" in accordance with National Instrument 43-101.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release

ON BEHALF OF THE BOARD

     “Simon Ridgway”

Simon Ridgway, President

Investor relations:  Ralph Rushton / Erin Ostrom

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.4-million

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release